EXHIBIT 99.1

For Immediate Release 21-44-TR	Date:	October 19, 2021

Teck Announces US$4 Billion Sustainable Financing Facility

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that it has executed a US$4.0 billion sustainability-linked revolving credit facility (“SL RCF”).

“Sustainability is at the heart of everything we do, and we’re always working to make our sustainability performance even stronger,” said Don Lindsay, President and CEO. “This sustainability-linked facility more fully integrates our performance against our sustainability goals with our financing plan.”

Under the SL RCF the price paid by Teck will increase or decrease based on the company’s performance in reducing carbon emissions, improving health and safety, and strengthening gender diversity in its workforce. The new credit facility matures in October 2026, extending the previous facility by two years. The principal amount outstanding as of October 18 was US$198 million as compared to US$502 million as of June 30, 2021, and it is expected to be at zero by end of October 2021.

The SL RCF is aligned with Teck’s long-term sustainability strategy, which sets out goals including reducing carbon intensity by 33% by 2030 and becoming carbon neutral across operations by 2050. Learn more about Teck’s sustainability strategy here.

In addition to converting and extending its US$4 billion revolving credit facility, Teck has also cancelled its US$1 billion side car that was scheduled to mature in June 2022. This side car facility was established during the initial months of COVID 19, and market conditions and commodity prices have improved significantly since that time.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements relate to our long-term sustainability strategy, including but not limited to our 2030 and 2050 goals, and our expectation that our revolving credit facility will be undrawn by the end of October 2021. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this press release are based on assumptions regarding commodity prices, general economic conditions and the performance of our business, as well as our ability to achieve our climate goals and the longer term impacts of those goals on our business, among other matters. The foregoing list of assumptions is not exhaustive. Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices or general economic conditions, unexpected disruptions of logistics or financial markets, actual climate-change consequences, adequate technology not being available on adequate terms, and changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy. We assume no obligation to update forward-looking statements except as required under securities laws.

Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our annual information form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings under our profile.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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